SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35454; File No. 812-15586

Pearl Diver Credit Company Inc., et al.

January 22, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Pearl Diver Credit Company Inc., Pearl Diver Capital LLP, Pearl Diver Nautilus Master Fund LP, Pearl Diver Nautilus Series 2023 LP, Pearl Diver Nautilus Series 2024 LP, PDC Opportunities IX LP, PDC Opportunities VIII LP, and Pearl Diver Floating Rate Global Income Master Fund.

Filing Dates: The application was filed on June 7, 2024 and amended on September 9, 2024, and December 16, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 17, 2025, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Thomas Harman,

Esq., thomas.harman@morganlewis.com.

FOR FURTHER INFORMATION CONTACT: Kris Easter Guidroz, Senior Counsel, or Lisa

Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief

Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended and restated application, dated December

16, 2024, which may be obtained via the Commission's website by searching for the file number

at the top of this document, or for an Applicant using the Company name search field, on the

SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of

Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.